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                            December 17, 2021

       Serena Shie
       Chief Financial Officer
       Model Performance Mini Corp.
       Cheung Kong Center
       58th Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Model Performance
Mini Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-4
                                                            Submitted December
3, 2021
                                                            CIK: 0001874074

       Dear Ms. Shie:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Form F-4 DRS/A filed December 3, 2021

       Cover Page

   1. We note your response to prior comment 9. On the cover page, provide a description of how cash is transferred
through your organization and disclosure regarding your intentions to distribute earnings
or settle amounts owed under the VIE agreements. State whether
 Serena Shie
FirstName LastNameSerena   Shie
Model Performance  Mini Corp.
Comapany17,
December   NameModel
              2021     Performance Mini Corp.
December
Page 2    17, 2021 Page 2
FirstName LastName
         any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.
Summary of the Proxy Statement/Prospectus, page 14

2. We note your disclosure that the Cayman Islands holding company controls and receives
         the economic benefits of the VIE   s business operations through
contractual agreements
         and that those agreements are designed to provide your Wholly Foreign-Owned Enterprise
         (WFOE) with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE.
         However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.
          Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the
         VIE under U.S. GAAP. Additionally, your disclosure should clarify that you will be the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
MMV's VIEs and China Operations, page 14

3. We note your response to prior comment 6. Please include a diagram that shows the post business combination equity ownership and the corporate structure that includes Model
         Performance Mini Corp and Model Performance Acquisition Corp. In that regard, we note that the diagram shows an equity ownership in MultiMetaVerse, Inc. (Cayman), that differs from the post-business combination beneficial ownership table. In addition, revise to clarify any consideration that will be received by current equity owners in
         MultiMetaVerse, Inc. (Cayman) as part of the business combination and reorganization.
Interests of Certain Persons in the Business Combination, page 28

4. We note your response to prior comment 13. Please revise include a section that provides the combined aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
5. We note your response to prior comment 14. Please revise to specifically state that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
6. We note your response to prior comment 15. Please clarify whether the sponsor or the
         company   s officers and directors have any fiduciary or contractual obligations to other
         entities as well as any interest in, or affiliation with, the target company.
 Serena Shie
FirstName LastNameSerena   Shie
Model Performance  Mini Corp.
Comapany17,
December   NameModel
              2021     Performance Mini Corp.
December
Page 3    17, 2021 Page 3
FirstName LastName
Risk Factors, page 40

7. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act. Management's Discussion and Analysis of Financial Condition and Results of Operations of
MMV
Results of Operations
Six Months Ended June 30, 2021 Compared with Six Months Ended June 30, 2020, page 186

8. We note that MMV's merchandise revenue increased by 72.9% while cost of inventory increased by 97.6%. Please expand the discussion to describe any trends inherent in these changes relative to each other, such as reduced profit margins on merchandise sales.
Unaudited Pro Forma Condensed Combined Financial Information, page 199

9. Please revise the pro forma statements of operations on page 204 so that the amounts presented for the six months ended June 30, 2021 for MMV (Historical) are consistent with amounts presented on page F-38.
10. Please revise the pro forma statement of operations to include MPAC (Historical) amounts for the nine months ended September 30, 2021, the most recent interim period included in the filing for MPAC.
11. Refer to the disclosure of share-based compensation on pages F-45 and F-83 regarding the share-based compensation agreement with Mr. Xu Yiran. We note that the repurchase right for the remaining 50% of transferred shares will be waived upon completion of the
         MPAC merger. Please include a note to the pro forma financial information describing the impact of the merger on the unrecognized compensation expense of US$21.9 million, since the terms of the agreement stipulate that the performance condition will be satisfied at the time of the completion of the merger. Clarify in the disclosure that while this expense is directly attributable to the transaction and is factually supportable, there is no continuing impact on the registrant. Refer to Rule 11-02(a)(11)(i) of Regulation S-X for
         guidance.
Security Ownership of Certain Beneficial Owners and Management, page 228

12. We note your response to prior comment 34. Please revise to disclose the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table, including Boothbay Fund Management and Space Summit Capital LLC.
Financial Statements - MultiMetaVerse, Inc.
Note 10. Subscription Receivable, page F-46

13. Please tell us the basis in US GAAP for the retrospective recognition of a subscription receivable prior to the incorporation of the Company.
 Serena Shie
Model Performance Mini Corp.
December 17, 2021
Page 4

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameSerena Shie
                                                          Division of
Corporation Finance
Comapany NameModel Performance Mini Corp.
                                                          Office of Technology
December 17, 2021 Page 4
cc:       Jane Tam
FirstName LastName